ACCOR

ACCOR ADR PROGRAM

List of information
furnished pursuant to Rule 12g3 - 2 (b) under the Securities and Exchange Act of 1934

Definitions

BALO : « Bulletin des Annonces Légales Obligatoires » - French Legal Publication for listed companies

« La semaine de l'Ile de France » : French Legal Publication published in the headquarter's region of the company

COB : « Commission des Opérations de Bourse » - French Stock Exchange Commission

Decree 67-236 or Decree of March 23, 1967

dlw 2/9

Financial Statements				
14/2/96	1995 Consolidated Revenues	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.1.
24/4/96	1995 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.2.
15/5/96	1996 First Quarter Consolidated Revenues	BALO	Decree 67-236 of March 23, 1967, article 297	I.3.
4/6/96	1995 Annual Report	filed, on April 25, 1996, under COB reference number R.96-088	Decree 67-236 of March 23, 1967, article 295	I.4.
9/8/96	1996 First Half Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.5.
7/10/96	1996 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.6.
15/11/96	1996 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.7.
19/2/97	1996 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.8.
23/4/97	1996 Results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.9.
12/5/97	1997 First Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.10.
4/6/97	1996 Annual Report	filed, on April 30, 1997, under COB reference number R.97-126	Decree 67-236 of March 23, 1967, article 295	I.11.
6/8/97	1997 First Half Consolidated Revenues	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.12.
7/10/97	1997 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.13.
12/11/97	1997 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.14.
12/2/98	1997 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.15.

Financial Statements				
7/4/98	1997 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.16.
15/5/98	1998 First quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.17.
9/6/98	1997 Annual Report	filed, on May 20, 1998, under COB reference number R.98-204	Decree 67-236 of March 23, 1967, article 295	I.18.
11/8/98	1998 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.19.
6/10/98	1998 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297-1	I.20.
11/2/99	1998 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.21.
30/3/99	1998 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.22.
6/5/99	1999 first quarter consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.23.
4/8/99	1999 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.24.
29/9/99	1999 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.25.
8/11/99	1999 first nine months consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.26.
4/2/00	1999 consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.27.
9/2/00	1999 result forecasts upgraded	Press release	Decree 67-236 of March 23, 1967, article 297	I.28.
21/3/00	1999 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.29.
09/05/00	2000 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.30.
27/07/00	2000 first half consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.31.

Financial Statements				
27/09/00	2000 first half results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.32.
30/10/00	2000 First nine months consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.33.
31/01/01	2000 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.34.
13/03/01	2000 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.35
09/05/01	2001 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.36
02/08/01	2001 Half Year consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.37
19/09/01	2001 Half Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.38
06/11/01	Consolidated Sales for the First Nine Months of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.39
29/01/02	Consolidated Sales for the Full Year of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.40
06/03/02	2001 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.41
02/05/02	Consolidated Sales for the first three months of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.42
30/07/02	Consolidated Sales for the Half Year of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.43
16/09/02	2002 Half Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.44
05/11/02	Consolidated Sales for the First Nine Months of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.45
05/02/03	Consolidated Sales for the Full Year of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.46
05/03/03	2002 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.47

Financial Statements				
06/05/03	Consolidated Sales for the first three months of 2003	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.48
31/07/03	H1 2003 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.49
10/09/03	2003 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.50
05/11/03	9M 2003 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.51
28/01/04	Consolidated Sales for the Full Year of 2003	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.52
22/04/04	2003 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.53
28/04/04	Q1 2004 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.54
28/07/04	H1 2004 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.55
08/09/04	2003 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.56
29/10/04	9M 2004 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.57
26/01/04	FY 2004 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.58
18/05/05	2004 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.59
18/05/05	Q1 2005 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.60
08/09/05	H1 2005 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.61
08/09/05	2005 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.62
30/01/06	Q3 2005 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.63
30/01/06	Q4 2005 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.64

Invitations to Shareholders' Meetings				
26/4/96	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1996	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.1.
22/11/96	Invitation to General Extraordinary Shareholders' Meeting of January 7, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.2.
25/4/97	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.3.
12/5/98	Invitation to General Ordinary and Extraordinary Shareholders' Meetings of June 9, 1998	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.4.
10/5/99	Invitation to Ordinary General Meeting of Shareholders of May 27, 1999	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.5.
5/11/99	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.6.
15/05/00	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.7.
30/04/01	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.8.
15/04/02	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.9.
15/05/03	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.10.
29/03/04	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.11.
18/05/05	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.12

Changes in Share Capital			
4/6/96	Increase in share capital by FF 343,685,400 through the creation of 3,436,854 new shares with FF 100 per value each to be distributed to IBL shareholders for the payment of their transfers	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
22/7/96	Increase in share capital by FF 72,327,400 through the creation of 723,274 new shares with FF 100 per value each for the payment of the 1995 stock dividend	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
31/12/96	Increase in share capital by FF 4,120,500 through the creation of	BALO	Decree 67-236 of March 23, 1967, article

	41,205 new shares with FF 100 per value each (bonds converted and stock options exercised)	La semaine de l'Ile de France	287
4/6/97	Increase in share capital by FF 234,776,100 through the creation of 2,347,761 shares with FF 100 per value each to be distributed to Sphere International shareholders following the share exchange parity of the merger/acquisition by Accor	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
15/12/99	Increase in share capital by € 8,271,045 through the issuance of 551,403 shares with € 15 par value each to be distributed to Participations SA and SEIH shareholders following the share exchange parity of the merger and transfer of the hotel assets	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287
15/12/99	Five-for-one split of the Accor share, from € 15 to € 3 ; total share capital of € 551,487,225 represented by 183,829,075 shares of € 3 par value	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287

Financial Operations				
26/4/96	Accor's Exchange Offer on IBL shares	Filed under COB reference number E.96-090 Press Release	COB Rule 91-02, article 15-1	IV.1.
23/5/96	Success of Accor's Exchange Offer on IBL shares	Press Release	COB Rule 91-02, article 15-1	IV.2.
25/4/97	Merger/Acquisition of Economy and Budget Hotel activities within Accor	Filed under COB reference number E.97-111 Press Release	COB Rule 91-02, article 15-1	IV.3.
4/12/97	Buy out offer for shares of AAPC	Press Release	COB Rule 90-02, article 4	IV.4.
13/2/98	Successful Offer for AAPC	Press Release	COB Rule 90-02, article 4	IV.5.
12/7/99	Red Roof Inns Inc. to be acquired by Accor	Press Release	COB Rule 98-07	IV.6.
13/8/99	Accor holds over 99% of shares of Red Roof Inns, Inc. upon the completion of the tender offer	Press Release	COB Rule 98-07	IV.7.
05/07/01	Issuing of a € 800,000,000 5.75% Notes due July 5, 2006	Offering Circular	Filed under Clearstream Luxembourg number 013144036 and Euroclear France number 48640	IV.8.
10/01/02	Takeover Bid for Compagnie Européenne de Casinos	Filed under COB reference n°02-013 dated January 8, 2002 Press Release	COB	IV.9.
19/01/04	Partnership between the Barrière Desseigne family, Accor and Colony/Colyzeo	Press Release		IV.10.
11/06/04	Accor acquires 28.9% stake in Club Méditerranée	Press Release		IV.11.
18/05/05	Accor's Acquisition of a 28.9% Stake in Club Méditerranée closing	Press Release		IV.12

Other			
15/05/00	Letter to Shareholders		V.22.
30/05/00	1999 Annual Report		V.23.
15/10/00	Letter to Shareholders		V.24.
15/04/01	Letter to Shareholders		V.25.
01/06/01	2000 annual report		V.26.
01/06/02	2001 annual report		V.27
21/05/03	2002 financial statements		V.28
15/05/04	2003 financial stalements		V.29
18/05/05	2004 financial stalements		V.30

ACCOR

Press Release

Third Quarter 2005 sales: up 7,9%
Nine-Month: up 7,2%

Paris – October 26, 2005

(in Euros million)	2004 IFRS	2005 IFRS	% change (reported)	% change (like-for-like)*
Hotels				
Upscale and Midscale	2,064	2,117	+2.6%	+2.9%
Economy	937	1 027	+9.5%	+4.2%
Economy US	719	728	+1.3%	+4.7%
Services	378	442	+17.1%	+13.0%
Other businesses	1,155	1,315	+13.9%	+6.4%
Total Group	**5,253**	**5,629**	**+7.2%**	**+4.9%**

* Based on constant scope of consolidation and exchange rates

Nine-Month revenues

Accor's consolidated revenues rose by 7.2% to Euros 5,629 million in the nine months that ended September 30, 2005. At constant scope of consolidation and exchange rates, the increase was 4.9%.

Expansion accounted for 4.4% of revenue growth for the period, led by the Economy Hotel segment (whose contribution to revenues was +5.2%) and Upscale and Midscale Hotels (+2.7%).

Asset disposals had a negative 2.4% impact on growth. As part of the strategy of selling non-performing Hotel assets, 31 hotels were sold, reducing segment revenues by Euros 71 million for the period.

The appreciation of mainly Brazilian real against the euro resulted in a positive 0.3% currency effect for the period.

Third quarter

In the third quarter alone, revenues totaled Euros 1,986 million up 7.9% on a reported basis. Revenues in the third quarter rose by 4.6% like-for-like in line with the first half's 5.0% rise. Like-for-like third-quarter revenues were up 3.9% for Hotels, compared with 3.4% in the first half, and 13.9% for Services, versus a 12.6% rise in the first six months.

Upscale and Midscale Hotels

Upscale and Midscale Hotel revenues rose a like-for-like 3.5% in the third quarter, slightly faster than the first half's 2.5% increase.

The 2.9% increase in segment revenues for the first nine months was led by sharp growth in the United States, Asia and South America.

In the United Kingdom, revenues were up 4.7% for the 9 month period, despite the impact of terrorist attacks on third-quarter tourist traffic in London.

In France, the strategic marketing focus on business travelers drove an average 4.0% increase in room rates for the nine-month period.

Growth remained moderate in Germany and the Benelux countries.

Economy Hotels (outside the United States)

The Economy Hotel segment continued to make solid gains, with like-for-like revenues rising 4.0% in the third quarter alone and 4.2% for the nine-month period.

In France, the rate increase strategy led to a 4.0% rise in like-for-like revenues for the first nine months. Elsewhere in Europe, revenues increased by 3.2% like-for-like. As in the Upscale and Midscale segment, the United Kingdom experienced a temporary decline in tourist traffic to London during the summer.

Economy Hotels in the US

Like-for-like revenues in the US Economy Hotel segment rose by 4.6% in the third quarter alone and 4.7% over the first nine months.

Implementation of the Red Roof Inn renovation program continued, with 86 hotels renovated as of September 30 and 19 currently in renovation.

Hurricane Katrina had no impact on revenues for the period.

Services

Revenues from the Services business rose by 13.9% like-for-like and 22.8% on a reported basis in the third quarter. For the full nine months, they were up a strong 13.0% like-for-like and 17.1% as reported, led particularly by favorable changes in legislation in Belgium (up 20.8% like-for-like), the United Kingdom (up 19.5%) and Venezuela (up 56.4%).

Thanks to the appreciation of the Brazilian real against the euro, the currency effect had a positive 2.8% impact on nine-month revenue growth.

Travel agencies

Travel agency revenues increased 2.9% like-for-like in the third quarter alone, lower than the first half's 8.7% rise. The decline reflected a stabilization in the positive impact of synergies from recent acquisitions, as well as comparison base less favorable than in first half 2005.

For the full nine-month period, travel agency revenues were up 6.5% like-for-like.

Casinos

Nine-month revenues for the Casinos business rose 2.0% like-for-like, but were up a reported 47.1% due to the creation of Groupe Lucien Barrière in December 2004.

The 5.3% increase in like-for-like revenues during the third quarter resulted mainly from non-recurring sales on traditional games. Excluding these items, revenue growth is trending upwards at 1 to 2%.

Other businesses

Like-for-like revenues from the restaurant business were up 6.6% for the first nine months of the year.

Revenues generated by onboard train services increased 8.1% like-for-like.

Conclusion

Business in the third quarter confirmed first-half trends.

The rise in nine-month revenues was sustained in Economy Hotels outside the US (up 4.2%), US Economy Hotels (up 4.7%), Upscale and Midscale Hotels in the United States, Latin America, Asia and the United Kingdom (up 6.7%), Services (up 13.0%) and other businesses (up 6.4%). Together, these segments account for 75% of the Accor business portfolio.

The increase in revenues in the Upscale and Midscale Hotel segment was more moderate in Continental Europe, where the marketing strategy in France is producing results.

With third quarter revenues in line with forecast, Accor is maintaining its full-year target of Euros 590-610 million in profit before tax (an increase of 15 to 20%) and around Euros 300 million in net income (up 30%) as released at first half results.

With 168,000 people in 140 countries, **Accor** is the European leader and one of the world's largest groups in travel, tourism and corporate services, with two major international activities:

- **hotels**: **over 4,000 hotels (more than 466,000 rooms)** in 92 countries, casinos, travel agencies, and restaurants;
- **services** to corporate clients and public institutions: 19 million people in 34 countries use a broad range of services (food vouchers, people care and services, incentive, loyalty programs) engineered and managed by Accor.

Contacts

Eliane Rouyer
Director
Investor Relations
Tél : 00 33 (1) 45.38.86.26

Anthony Pallier
Investor Relations
Tél : 00 33 (1) 45.38.86.33

All information are on ***accor.com***

ACCOR

	Quarter 1			Quarter 2			Half Year			Quarter 3			September-end (YTD)		
	Revenues 2004	Revenues 2004 IFRS	Revenues 2005 IFRS	Revenues 2004	Revenues 2004 IFRS	Revenues 2005 IFRS	Revenues 2004	Revenues 2004 IFRS	Revenues 2005 IFRS	Revenues 2004	Revenues 2004 IFRS	Revenues 2005 IFRS	Revenues 2004	Revenues 2004 IFRS	Revenues 2005 IFRS
HOTELS															
Upscale and Midscale	646 225	630 510	631 473	758 274	734 784	758 144	1 404 499	1 365 294	1 389 617	712 327	699 012	727 697	2 116 826	2 064 305	2 117 314
Economy	276 826	275 834	294 400	324 781	323 960	361 011	601 608	599 794	655 411	338 623	337 751	371 140	940 231	937 545	1 026 551
Economy US	202 220	202 220	200 753	246 658	246 658	246 767	448 879	448 879	447 521	269 726	269 726	280 118	718 605	718 605	727 639
Total HOTELS	**1 125 272**	**1 108 564**	**1 126 626**	**1 329 714**	**1 305 402**	**1 365 923**	**2 454 985**	**2 413 966**	**2 492 549**	**1 320 677**	**1 306 489**	**1 378 955**	**3 775 662**	**3 720 455**	**3 871 504**
SERVICES	**121 152**	**123 395**	**139 716**	**127 680**	**130 287**	**150 374**	**248 832**	**253 682**	**290 090**	**121 338**	**124 161**	**152 429**	**370 170**	**377 842**	**442 520**
Other Businesses															
Travel Agencies	92 357	92 728	113 469	111 314	111 822	125 421	203 671	204 550	238 890	125 294	125 736	120 103	328 965	330 287	358 993
Casinos	53 341	53 289	76 070	53 200	53 148	75 597	106 541	106 437	151 667	55 051	54 998	85 832	161 592	161 435	237 499
Restauration	109 504	111 624	118 125	113 061	115 108	133 275	222 565	226 732	251 400	103 545	106 058	117 804	326 110	332 790	369 204
On-board train services	58 669	58 669	59 638	65 049	65 049	68 842	123 718	123 718	128 479	70 080	70 080	72 158	193 798	193 798	200 638
Other	37 650	37 920	42 102	44 549	44 832	47 859	82 199	82 752	89 960	53 719	54 010	58 930	135 918	136 762	148 890
Total other businesses	**351 521**	**354 230**	**409 404**	**387 173**	**389 958**	**450 993**	**738 694**	**744 189**	**860 397**	**407 689**	**410 883**	**454 827**	**1 146 383**	**1 155 071**	**1 315 224**
Total	**1 597 945**	**1 586 189**	**1 675 746**	**1 844 566**	**1 825 647**	**1 967 290**	**3 442 511**	**3 411 837**	**3 643 036**	**1 849 704**	**1 841 532**	**1 986 212**	**5 292 215**	**5 253 369**	**5 629 247**

NB: Revenue from Frantour previously in « Other » has been reclassified in « Travel Agencies » for better comparison purpose

	Quarter 1		Quarter 2		Half Year		Quarter 3		Septembre-end (YTD)	
	Change Report. IFRS	Change L/L % (*)	Change Report. IFRS	Change L/L % (*)	Change Report. IFRS	Change L/L % (*)	Change Report. IFRS	Change L/L % (*)	Change Report. IFRS	Change L/L % (*)
HOTELS										
Upscale and Midscale	0.2%	0.5%	3.2%	4.2%	1.8%	2.5%	4.1%	3.5%	2.6%	2.9%
Economy	6.7%	3.5%	11.4%	4.9%	9.3%	4.3%	9.9%	4.0%	9.5%	4.2%
Economy US	-0.7%	4.5%	0.0%	5.0%	-0.3%	4.8%	3.9%	4.6%	1.3%	4.7%
Total HOTELS	**1.6%**	**2.0%**	**4.6%**	**4.5%**	**3.3%**	**3.4%**	**5.5%**	**3.9%**	**4.1%**	**3.6%**
SERVICES	**13.2%**	**11.8%**	**15.4%**	**13.4%**	**14.4%**	**12.6%**	**22.8%**	**13.9%**	**17.1%**	**13.0%**
Other Businesses										
Travel Agencies	22.4%	7.7%	12.2%	9.6%	16.8%	8.7%	-4.5%	2.9%	8.7%	6.5%
Casinos	42.7%	3.9%	42.2%	-3.2%	42.5%	0.3%	56.1%	5.3%	47.1%	2.0%
Restauration	5.8%	4.1%	15.8%	13.9%	10.9%	9.1%	11.1%	1.4%	10.9%	6.6%
On-board train services	1.7%	6.2%	5.8%	10.8%	3.8%	8.6%	3.0%	7.1%	3.5%	8.1%
Other	11.0%	15.5%	6.8%	3.7%	8.7%	9.1%	9.1%	6.9%	8.9%	8.2%
Total other businesses	**15.6%**	**6.6%**	**15.7%**	**8.6%**	**15.6%**	**7.6%**	**10.7%**	**4.1%**	**13.9%**	**6.4%**
Total	**5.6%**	**3.8%**	**7.8%**	**6.0%**	**6.8%**	**5.0%**	**7.9%**	**4.6%**	**7.2%**	**4.9%**

(*) L/L : Like for Like

Revpar by segment

HOTELS : RevPAR by segment at September-end 2005 (YTD)	Occupancy Rate (reported)		Average room rate (reported)		RevPAR			
	(in %)	(var in pts)		(var in %)	subsidiaries reported basis	subsidiaries reported basis	subsidiaries like-for-like basis(1)	subsidiaries & managed reported basis
Upscale and Midscale Europe	63.6%	-0.7	93	2.5%	59	1.4%	2.2%	0.7%
Economy Europe	73.7%	-0.4	49	3.8%	36	3.2%	3.5%	3.4%
Economy US (in USD)	67.0%	+1.0	44	3.9%	30	5.5%	5.3%	5.5%

(1) at comparable scope

Revpar by country

UPSCALE AND MIDSCALE HOTELS RevPAR by country at Septembre-end 2005 (YTD) (in local currency)	Number of rooms	Occupancy Rate (reported)		Average room rate (reported)		RevPAR			
						subsidiaries	subsidiaries	subsidiaries	subsidiaries & managed
		(in %)	(var in pts)		(var in %)	reported basis	reported basis	like-for-like basis(1)	reported basis
France	30 967	62.0%	-1.1	100	3.9%	62	2.1%	2.4%	2.6%
Germany	13 554	61.1%	+0.3	72	0.1%	44	0.6%	0.2%	4.5%
Netherlands	3 698	66.4%	+1.4	100	1.6%	67	3.8%	3.8%	4.1%
Belgium	2 230	66.8%	-3.3	96	3.5%	64	-1.3%	-1.3%	0.3%
Spain	1 993	62.8%	-1.0	96	-4.6%	60	-6.1%	2.9%	-10.0%
Italy	3 080	60.8%	+2.6	113	-1.8%	69	2.5%	4.6%	2.6%
UK (in £)	5 112	73.0%	-2.2	76	6.6%	55	3.5%	5.8%	4.1%
USA (in $)	3 449	74.5%	+2.2	171	13.0%	127	16.4%	16.4%	16.2%

ECONOMY HOTELS RevPAR by country at Setembre-end 2005 (YTD) (in local currency)	Number of rooms	Occupancy Rate (reported)		Average room rate (reported)		RevPAR			
						subsidiaries	subsidiaries	subsidiaries	subsidiaries & managed
		(in %)	(var in pts)		(var in %)	reported basis	reported basis	like-for-like basis(1)	reported basis
France	44 536	75.1%	-0.7	42	4.4%	32	3.4%	3.5%	3.4%
Germany	15 054	71.5%	+0.6	51	0.8%	36	1.7%	1.7%	2.1%
Netherlands	2 215	74.4%	-1.0	69	1.9%	52	0.5%	3.5%	0.5%
Belgium	2 474	75.4%	+1.3	60	0.1%	45	1.9%	1.9%	1.9%
Spain	3 315	74.1%	-2.3	49	6.7%	36	3.5%	8.8%	3.5%
Italy	1 189	58.8%	+5.6	72	-11.1%	42	-1.8%	1.6%	-1.8%
UK (in £)	6 103	75.0%	-0.8	48	5.2%	36	4.1%	5.0%	3.6%
USA (in $)	109 252	67.0%	+1.0	44	3.9%	30	5.5%	5.3%	5.5%

(1) at comparable scope

ACCOR

Press Release

2005 Revenue: Up 7.9% to €7,622 million

(in Euros million)	2004 IFRS	2005 IFRS	% change (reported)	% change (like-for-like)*
Hotels				
Upscale and Midscale	2,787	2,864	+2.8%	+2.8%
Economy	1,247	1,367	+9.6%	+4.1%
Economy US	922	964	+4.5%	+5.1%
Services	518	630	+21.7%	+14.1%
Other businesses	1,590	1,797	+12.9%	+5.0%
Total Group	**7,064**	**7,622**	**+7.9%**	**+4.7%**

* Based on constant scope of consolidation and exchange rates

(Paris – January 25, 2006) — Accor's consolidated revenue rose by 7.9% to €7,622 million for the year ended December 31, 2005.

At constant scope of consolidation and exchange rates, the increase was 4.7%.

Expansion added 4.5% to revenue growth while asset disposals had a negative 2.5% impact. During the year, 182 hotels (23,632 rooms) were opened and 90 hotels (11,626 rooms) were closed, increasing the portfolio to 4,065 hotels (475,433 rooms) at December 31. Of the new openings, 75% were units operated under non-capital intensive agreements (management or franchise contracts) and 25% were owned or leased properties.

The currency effect had a positive 1.2% impact on revenue growth, primarily due to the appreciation of the Brazilian real.

Fourth quarter

For the fourth quarter, revenue was up by 10.0% to €1,993 million. Like-for-like, the increase was 4.1%, compared with a sharp 5.1% rise in fourth-quarter 2004.

Fourth-quarter 2005 also saw strong like-for-like growth in the US Economy segment (up 6.3%) and in Services (up 16.9%).

***

Upscale and Midscale Hotels

Upscale and Midscale hotel revenue increased 2.7% like-for-like in the fourth quarter, in line with the trend over the first nine months of the year.

For the year, segment revenue rose 2.8%, both as reported and like-for-like.

Business was very satisfactory in North America, Latin America and Asia, with like-for-like revenue increasing by 7.3%. In the United States in particular, revenue was up 10.7% like-for-like.

Growth was more moderate in Europe, rising 1.5% like-for-like. In France, revenue increased by 1.4% like-for-like, reflecting a slight decline in the occupancy rate and effective management of average room rates. In a still lackluster business environment, revenue in Germany rose 1.3% like-for-like, as the occupancy rate improved without any increase in the average room rate. In the United Kingdom, revenue was up a solid 4.4% like-for-like despite the impact of July's terrorist attacks.

Economy Hotels (outside the United States)

The Economy Hotel segment confirmed its solid performance, with full-year revenue growth of 9.6% as reported and 4.1% like-for-like.

The like-for-like increase was 3.6% in France and 3.5% in the rest of Europe.

Expansion added 5.1%, or €63 million, to growth, with 64 hotel openings (8,064 rooms), including 10 Ibis in Spain.

Economy Hotels in the US

RevPAR rose a sharp 5.6% like-for-like during the year, led by a 4.3% increase in average room rates and a 0.8-point rise in occupancy rates. Revenue excluding the currency effect was up 5.1%.

The faster growth in revenue in the fourth quarter (up 6.3% like-for-like) was especially apparent in Louisiana, Texas, Alabama and California.

Implementation of the Red Roof Inn renovation program continued, with 92 hotels successfully upgraded as of December 31 and 22 currently in renovation.

Services

For the year, revenue in the Services business was up 14.1% like-for-like. The strong growth was due to a combination of especially positive factors, including favorable legislation and new product launches.

In Europe, revenue rose 10.1% like-for-like, with, in particular, increases of 22.0% in the United Kingdom and 14.8% in Belgium.

Latin America posted a sharp 21.0% increase in like-for-like revenues. In Argentina, Mexico and Venezuela, revenue benefited from highly favorable legislation.

Thanks to the appreciation of the Brazilian real, exchange rates had a positive 4.5% impact on full-year revenue growth.

Other businesses

For the year, travel agency revenue increased 4.8% as reported and 3.3% like-for-like.

In the Casinos business, revenue for the 12 month period was up 1.0% like-for-like and 47.7% as reported, following the creation of Groupe Lucien Barrière in December 2004.

Full-year revenue from the restaurant business rose 6.9% like-for-like and 13.0% as reported.

Revenue generated by onboard train services increased 6.1% like-for-like and 1.1% as reported.

Conclusion

The Group's overall good performance was led by the Services business, the US Economy Hotels segment, and Economy Hotels (outside the US). The Upscale and Midscale Hotels segment in Europe remains sluggish.

With revenue in line with forecasts, Accor confirms its full-year objectives of €590-610 million in profit before tax and approximately €300 million in net profit, as it announced when the 2005 interim results were released.

With 168,000 people in 140 countries, **Accor** is the European leader and one of the world's largest groups in travel, tourism and corporate services, with two major international activities:

- **hotels**: **over 4,000 hotels (more than 470,000 rooms)** in 92 countries, casinos, travel agencies, and restaurants;
- **services** to corporate clients and public institutions: 19 million people in 36 countries use a broad range of services (food vouchers, people care and services, incentive, loyalty programs) engineered and managed by Accor.

Contacts

Eliane Rouyer	
Director	Anthony Pallier
Investor Relations	Investor Relations
Tél : 00 33 (1) 45 38 86 26	Tél : 00 33 (1) 45 38 86 33

Further information on Accor is available on accor.com

In Euros thousand	Quarter 1 Revenues 2004	Quarter 1 Revenues 2004 IFRS	Quarter 1 Revenues 2005 IFRS	Quarter 2 Revenues 2004	Quarter 2 Revenues 2004 IFRS	Quarter 2 Revenues 2005 IFRS	Quarter 3 Revenues 2004	Quarter 3 Revenues 2004 IFRS	Quarter 3 Revenues 2005 IFRS	Quarter 4 Revenues 2004	Quarter 4 Revenues 2004 IFRS	Quarter 4 Revenues 2005 IFRS	December-end (YTD) Revenues 2004	December-end (YTD) Revenues 2004 IFRS	December-end (YTD) Revenues 2005 IFRS
HOTELS															
Upscale and Midscale	646 225	630 510	631 473	758 274	734 784	758 144	712 327	699 012	727 697	748 235	722 529	746 975	2 865 061	2 786 835	2 864 289
Economy	276 826	275 834	294 400	324 781	323 960	361 011	338 623	337 751	371 140	308 991	309 146	339 927	1 249 223	1 246 691	1 366 477
Economy US	202 220	202 220	200 753	246 658	246 658	246 767	269 726	269 726	280 118	203 782	203 782	236 587	922 387	922 387	964 226
Total HOTELS	**1 125 272**	**1 108 564**	**1 126 626**	**1 329 714**	**1 305 402**	**1 365 923**	**1 320 677**	**1 306 489**	**1 378 955**	**1 261 008**	**1 235 457**	**1 323 489**	**5 036 670**	**4 955 913**	**5 194 992**
SERVICES	**121 152**	**123 395**	**139 716**	**127 680**	**130 287**	**150 374**	**121 338**	**124 161**	**152 429**	**136 866**	**139 978**	**187 790**	**507 036**	**517 820**	**630 310**
Other Businesses															
Travel Agencies	92 357	92 728	113 469	111 314	111 822	125 421	125 294	125 736	120 103	132 653	133 150	126 681	461 618	463 437	485 674
Casinos	53 341	53 289	76 070	53 200	53 148	75 597	55 051	54 998	85 832	59 579	59 527	88 750	221 170	220 961	326 250
Restauration	109 504	111 624	118 125	113 061	115 108	133 275	103 545	106 058	117 804	123 022	125 619	148 748	449 132	458 409	517 952
On-board train services	58 669	58 669	59 638	65 049	65 049	68 842	70 080	70 080	72 158	67 502	67 502	63 471	261 300	261 300	264 109
Other	37 650	37 920	42 102	44 549	44 832	47 859	53 719	54 010	58 930	50 609	49 654	53 597	186 527	186 416	202 487
Total other businesses	**351 521**	**354 230**	**409 404**	**387 173**	**389 958**	**450 993**	**407 689**	**410 883**	**454 827**	**433 365**	**435 453**	**481 248**	**1 579 749**	**1 590 524**	**1 796 472**
Total	**1 597 945**	**1 586 189**	**1 675 746**	**1 844 566**	**1 825 647**	**1 967 290**	**1 849 704**	**1 841 532**	**1 986 212**	**1 831 239**	**1 810 888**	**1 992 527**	**7 123 455**	**7 064 257**	**7 621 775**

NB: Revenue from Frantour previously in « Other » has been reclassified in « Travel Agencies » for better comparison purpose

In Euros thousand	Quarter 1 Change Report. IFRS	Quarter 1 Change L/L % (*)	Quarter 2 Change Report. IFRS	Quarter 2 Change L/L % (*)	Quarter 3 Change Report. IFRS	Quarter 3 Change L/L % (*)	Quarter 4 Change Report. IFRS	Quarter 4 Change L/L % (*)	Decembre-end (YTD) Change Report. IFRS	Decembre-end (YTD) Change L/L % (*)
HOTELS										
Upscale and Midscale	0.2%	0.5%	3.2%	4.2%	4.1%	3.5%	3.4%	2.7%	2.8%	2.8%
Economy	6.7%	3.5%	11.4%	4.9%	9.9%	4.0%	10.0%	3.9%	9.6%	4.1%
Economy US	-0.7%	4.5%	0.0%	5.0%	3.9%	4.6%	16.1%	6.3%	4.5%	5.1%
Total HOTELS	**1.6%**	**2.0%**	**4.6%**	**4.5%**	**5.5%**	**3.9%**	**7.1%**	**3.6%**	**4.8%**	**3.6%**
SERVICES	**13.2%**	**11.8%**	**15.4%**	**13.4%**	**22.8%**	**13.9%**	**34.2%**	**16.9%**	**21.7%**	**14.1%**
Other Businesses										
Travel Agencies	22.4%	7.7%	12.2%	9.6%	-4.5%	2.9%	-4.9%	-4.5%	4.8%	3.3%
Casinos	42.7%	3.9%	42.2%	-3.2%	56.1%	5.3%	49.1%	-1.7%	47.7%	1.0%
Restauration	5.8%	4.1%	15.8%	13.9%	11.1%	1.4%	18.4%	7.7%	13.0%	6.9%
On-board train services	1.7%	6.2%	5.8%	10.8%	3.0%	7.1%	-6.0%	0.3%	1.1%	6.1%
Other	11.0%	15.5%	6.8%	3.7%	9.1%	6.9%	7.9%	5.6%	8.6%	7.5%
Total other businesses	**15.6%**	**6.6%**	**15.7%**	**8.6%**	**10.7%**	**4.1%**	**10.5%**	**1.3%**	**12.9%**	**5.0%**
Total	**5.6%**	**3.8%**	**7.8%**	**6.0%**	**7.9%**	**4.6%**	**10.0%**	**4.1%**	**7.9%**	**4.7%**

(*) PCC : Périmètre et Taux de Change Constants

Revpar by segment

HOTELS : RevPAR by segment at December-end 2005 (YTD)	Occupancy Rate (reported)		Average room rate (reported)		RevPAR			
	(in %)	(var in pts)		(var in %)	subsidiaries reported basis	subsidiaries reported basis	subsidiaries like-for-like basis(1)	subsidiaries & managed reported basis
Upscale and Midscale Europe	63.2%	-0.7	94	2.6%	59	1.5%	2.3%	1.1%
Economy Europe	72.5%	-0.3	50	4.0%	36	3.5%	3.7%	3.6%
Economy US (in USD)	65.9%	+0.9	44	4.4%	29	5.7%	5.6%	5.7%

(1) at comparable scope

Revpar by country

UPSCALE AND MIDSCALE HOTELS RevPAR by country at Decembre-end 2005 (YTD) (in local currency)	Number of rooms	Occupancy Rate (reported)		Average room rate (reported)		RevPAR			
						subsidiaries	subsidiaries	subsidiaries	subsidiaries & managed
		(in %)	(var in pts)		(var in %)	reported basis	reported basis	like-for-like basis(1)	reported basis
France	30 987	61.4%	-1.1	102	3.7%	62	1.9%	2.3%	2.3%
Germany	13 413	61.9%	+0.5	72	-0.2%	45	0.7%	0.5%	3.5%
Netherlands	3 698	65.5%	+0.7	102	2.6%	67	3.8%	3.8%	3.7%
Belgium	2 230	66.9%	-2.9	96	3.1%	64	-1.1%	-1.1%	-0.1%
Spain	1 945	62.0%	-2.2	90	-2.2%	56	-5.5%	2.7%	-8.7%
Italy	3 056	61.0%	+2.6	112	-1.9%	69	2.4%	3.6%	2.4%
UK (in £)	5 121	73.0%	-1.7	77	6.1%	56	3.6%	5.6%	3.9%
USA (in $)	3 449	73.6%	+1.6	178	13.0%	131	15.5%	15.5%	15.3%

ECONOMY HOTELS RevPAR by country at Decembre-end 2005 (YTD) (in local currency)	Number of rooms	Occupancy Rate (reported)		Average room rate (reported)		RevPAR			
						subsidiaries	subsidiaries	subsidiaries	subsidiaries & managed
		(in %)	(var in pts)		(var in %)	reported basis	reported basis	like-for-like basis(1)	reported basis
France	44 535	73.5%	-0.9	43	4.6%	31	3.4%	3.4%	3.4%
Germany	15 084	71.2%	+1.0	51	0.6%	36	2.0%	2.0%	2.6%
Netherlands	2 215	74.2%	+0.5	69	1.8%	52	2.5%	4.6%	2.6
Belgium	2 475	75.3%	+1.3	60	-0.2%	45	1.5%	1.5%	1.5%
Spain	3 388	72.6%	-1.7	49	6.8%	36	4.3%	8.8%	4.3%
Italy	1 216	57.6%	+6.6	71	-9.9%	41	1.7%	5.2%	1.7%
UK (in £)	6 190	73.8%	-1.7	48	5.8%	36	3.4%	4.2%	3.1%
USA (in $)	109 081	65.9%	+0.9	44	4.4%	29	5.7%	5.6%	5.7%

(1) at comparable scope